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                RANDGOLD RESOURCES RE-ADMITTED TO FTSE GOLD INDEX

LONDON, 19 JUNE 2006 (LSE:RRS)(NASDAQ:GOLD) - London and Nasdaq listed gold miner Randgold Resources has been re-admitted to the FTSE Gold Index with effect from today.

 After a brief spell in the FTSE Gold Index in 2003 on the back of a bumper year at Morila, the company's readmission reflects the boost to production provided by the new Loulo mine in Mali. Membership of the FTSE Gold Index requires sustainable attributable gold production of at least 300 000 ounces of gold per year. Randgold Resources produced a total of 314 831 attributable ounces for the
2005 calendar year and is forecasting to improve on this for the current year.
The FTSE Gold Index has assigned Randgold Resources a 100% investment rating, indicating that the company has a free float of more than 75%.

Chief executive Dr Mark Bristow said Randgold Resources' inclusion in the FTSE
Gold Index underlined the steady organic growth in the scale of the company's operations supported by its extensive exploration programmes and substantial holdings in West and East Africa.

"Membership of the FTSE Gold Index will further raise our profile amongst the index tracker funds within the UK and in particular the London market and will advance our very active corporate marketing and capital markets strategies," he said.

The company has formed part of the broader FTSE 250 since 2003.

RANDGOLD RESOURCES ENQUIRIES:
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Chief Executive         Financial Director   Investor & Media Relations
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Dr Mark Bristow         Roger Williams       Kathy du Plessis
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+44 779 775 2288        +44 791 709 8939     +27 11 728 4701
+27 82 800 4293         +27 83 308 9989      Fax: +27 11 728 2547
+223 675 0122           +223 675 0109        Cell: +27 83 266 5847
                                             Email: randgoldresources@dpapr.com
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Website:  www.randgoldresources.com
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BACKGROUND ON THE COMPANY: Randgold Resources is an African focused gold mining and exploration business incorporated in the Channel Islands in 1995 and listed on the London Stock Exchange in 1997 and on Nasdaq in 2002. Its discoveries to date include the 7.5 million ounce Morila deposit in southern Mali, the +6 million ounce Yalea deposit at Loulo in western Mali and the 3 million ounce
Tongon deposit in the Cote d'Ivoire.

The company financed and developed the Morila mine which was brought into production in October 2000 and since then has produced 3.9 million ounces of gold. It also financed and developed the Loulo mine, which was officially opened in November 2005. Loulo's gold production is planned to exceed 250 000 ounces per year over six years from an open-pit operation, but the development of an underground operation, scheduled to start in 2006, will significantly enhance the value and extend the life of this mine. The Tongon project in Cote d'Ivoire continues to meet the company's hurdle rates for further investment. Subject to continued progress being made towards political resolution, the company has initiated a phased return to final feasibility.

Randgold Resources' focus is on the creation of value through the discovery and development of world class gold projects. This is supported by exploration projects in all the major gold regions of Mali, Senegal, Burkina Faso, Cote
d'Ivoire, Ghana and Tanzania as well as its generative team's ongoing search for new opportunities to replenish its portfolio of prospective targets.

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM and a purported counterclaim by MDM.
Other potential risks and uncertainties include risks associated with:
fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed in amended form with the
United States Securities and Exchange Commission (the `SEC') on 27 October 2005.
Randgold Resources assumes no obligation to update information in this release.
Cautionary note to US investors: the 'SEC' permits companies, in their filings with the `SEC', to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the `SEC' does not recognise and strictly prohibits us from including in our filings with the
`SEC'. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as `proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.